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SECURITIES  ON

07006986

ANNUAL AUDITED REPORT
(FORM X-17A-5)
PART III

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SEC FILE NUMBER
a-39406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1 | 1 | 0 6__ AND ENDING __12 | 31 | 06__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Money Center Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_____
(No. and Street)

_____   _____   _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bromberg + Liebowitz
_____
(Name – if individual, state last, first, middle name)

_____   _____   _____   _____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

WALL STREET MONEY CENTER CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2006



TABLE OF CONTENTS





CERTIFIED PUBLIC ACCOUNTANTS

9 LAKEVILLE LANE • PLAINVIEW, NEW YORK 11803-3700 • (516) 822-9590 • FAX (516) 822-9565

February 13, 2007

Board Of Directors
Wall Street Money Center Corp.
2385 Executive Center Drive
Suite 100
Boca Raton, Florida 33431

Independent Auditor's Report

We have audited the accompanying balance sheet of Wall Street Money Center Corp. at December 31, 2006 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibilty of the Company's management. Our responsibilty is to express an opinion on these financial statements taken as a whole.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Money Center Corp. at December 31, 2006 and the results of its operations, cash flows, and changes in stockholder's equity for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the data accompanying the basic financial statements is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Bromberg & Lieboyitz
Certified Public Accountants

WALLL STREET MONEY CENTER CORP.

BALANCE SHEET

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS

Cash and cash equivalents (substantially all in interest-bearing accounts)	$	56,627
Commissions receivable		9,123
Prepaid expense		3,265
TOTAL CURRENT ASSETS		69,015

PROPERTY AND EQUIPMENT, at cost of $ 128,084 net of accumulated depreciation of $ 128,084   -0-

OTHER ASSETS   -0-

TOTAL ASSETS $ 69,015

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable - accrued expenses	$	1,387
TOTAL CURRENT LIABILITIES		1,387

STOCKHOLDER'S EQUITY

Common stock, without par value,	
200 shares authorized, 10 shares issued and outstanding	-0-
Paid in capital in excess of par	200,000
Retained earnings	(132,372)
TOTAL STOCKHOLDER'S EQUITY	67,628

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $ 69,015

The accompanying audit report and notes are an integral part of this statement.
EXHIBIT A



WALL STREET MONEY CENTER CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commissions and fees	$	123,714
Interest		7,462
Total revenues		131,176
COST OF SALES		127,101
GROSS PROFIT		4,075
EXPENSES		
General and administrative		41,552
Total expenses		41,552
(LOSS) BEFORE INCOME TAXES		(37,477)
INCOME TAXES		-0-
NET (LOSS)	$	(37,477)

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT B



WALL STREET MONEY CENTER CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

(Loss) for the period	$ (37,477)
Adjustments to reconcile income to net cash applied to operating activities:	
Decrease in loan receivable shareholders	3,020
Decrease in commission receivable	7,442
Increase in prepaid expenses	(100)
Decrease in accounts payable	(1,686)
Net cash increase from operating activities	8,676
NET DECREASE IN CASH AND CASH EQUIVALENTS	(28,801)
Cash and cash equivalents at January 1, 2006	85,428
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2006	$ 56,627

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT C

B&L

WALL STREET MONEY CENTER CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK	PAID IN CAPITAL IN EXCESS OF PAR	DEFICIT/ RETAINED EARNINGS	TOTAL STOCK-HOLDER'S EQUITY
BALANCES, DECEMBER 31, 2005	$ -0-	$ 200,000	$ (94,895)	$ 105,105
Net profit for the year ended December 31, 2006	-0-	-0-	(37,477)	(37,477)
Additional paid-in-capital	-0-	-0-	-0-	-0-
BALANCES, DECEMBER 31, 2006	$ -0-	$ 200,000	$ (132,372)	$ 67,628

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT D





CERTIFIED PUBLIC ACCOUNTANTS

9 LAKEVILLE LANE • PLAINVIEW, NEW YORK 11803-3700 • (516) 822-9590 • FAX (516) 822-9565

February 13, 2007

Board of Directors
Wall Street Money Center Corp.
2385 Executive Center Drive
Suite 100
Boca Raton, Florida 33431

We have audited the financial statements of Wall Street Money Center Corp. (a New York Corporation) for the year ended December 31, 2006, and have issued our report thereon dated February 13, 2007. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g). The Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 and no facts came to our attention indicating that such conditions had not been complied with during the period.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to access the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations of any internal accounting control procedure, or of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Wall Street Money Center Corp., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commissions' objectives.

This report is intended solely for the use of management and the appropriate regulatory agencies and should not be used for any other purpose.

Very truly yours,

Bromberg & Liebowitz
Certified Public Accountants



WALL STREET MONEY CENTER CORP.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

TOTAL ASSETS	$69,015
LESS TOTAL LIABILITIES	1,387
NET WORTH	67,628
ADD SUBORDINATED LOANS	-0-
ADJUSTED NET WORTH	67,628
LESS NON-ALLOWABLE ASSETS	3,265
CURRENT CAPITAL	64,363
LESS HAIRCUTS	15
NET CAPITAL	64,348
LESS REQUIRED NET CAPITAL	5,000
EXCESS NET CAPITAL	$59,348

RECONCILIATION OF NET CAPITAL BETWEEN MEMBER'S
DECEMBER 31, 2006 FOCUS REPORT AND
AUDITOR'S COMPUTATIONS

NET CAPITAL PER MEMBER'S COMPUTATION	$64,348
NET CAPITAL PER AUDITOR'S COMPUTATIONS	64,348
VARIANCE	$-0-

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT E



WALL STREET MONEY CENTER CORP.
STATEMENT OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2006

At December 31, 2006, the corporation had a net capital of $ 64,348 which was $ 59,348 in excess of its required net capital of $ 5,000. The ratio of aggregate indebtedness to net capital was .022 to 1.

REQUIREMENTS OF SEC RULE 17A-5(D)

1.   There are no liabilities subordinated to claims of creditors.

2.   The Company operates pursuant to (k) (2) (ii) exemptive provisions SEC Rule 15C3-3 and does not hold customer funds or securities. There are no possession or control requirements or reserve requirement computations necessary.

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT E



WALL STREET MONEY CENTER CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

Wall Street Money Center Corp. (the corporation) is a securities broker/dealer founded in 1984. It is a member of the National Association of Securities Dealers (NASD), and is registered with Securities and Exchange Commission (SEC), and with the states of Connecticut, Florida, Illinois, Massachusetts, New Jersey, New York, Ohio, & Pennsylvania.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Corporation maintains its books and records on the accrual method of accounting. Generally, income is recorded when all events have occurred which fix the amount earned, and expenses are recognized when incurred.

Acquisitions of property and equipment are recorded at cost. Depreciation is provided principally using accelerated methods on estimated useful lives ranging from five to seven years.

CONCENTRATION OF CREDIT RISK:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents accounts in financial institutions, which from time to time exceed Federal Depository Insurance coverage limit.

The Company does not have a material concentration of credit risk, with respect to commissions receivable and investments due to its frequent collections of commissions earned, and the daily monitoring of the amounts of investments.

Note 2 - LICENSES AND MEMBERSHIPS:

The Corporation is a member of the National Association of Securities Dealers (NASD), and the Security Investors Protections Corporation (SIPC). The Corporation is registered with the Securities and Exchange Commission (SEC) and is licensed to do business in the eight states as listed above.

The accompanying audit report and notes are an integral part of this statement.
EXHIBIT F



WALL STREET MONEY CENTER CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

Note 3 - COMMITMENTS AND CONTINGENCIES:

The Company shares office space with a related company. The related company pays substantially all expenses.

Note 4 - INCOME TAXES:

Amounts provided for Federal and State Income Taxes are based on earnings reported for financial statement purposes.

Note 5 - NET CAPITAL REQUIREMENTS:

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006, the Corporation had net capital of $ 64,348 which was $ 59,348 in excess of its required net capital of $ 5,000. The Corporation's ratio of aggregate indebtedness to net capital was .022 to 1.

Note 6 - RELATED PARTY TRANSACTIONS:

The Company shares certain operating expenses including rent, with a related party. The related party is paying substantially all expenses.

$\mathcal{END}$

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT F

